Exhibit 21.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Incorporation or Organization
Ginkgo Bioworks, Inc.	Delaware
Ginkgo Bioworks Securities Corporation	Massachusetts
Concentric by Ginkgo, LLC	Delaware
Zymergen Inc.	Delaware